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                                                           OMB APPROVAL
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                                                  OMB Number:         3235-0104
                                                  Expires:     December 31, 2001
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                                                  hours per response........0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Langone                       Kenneth                   G.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     375 Park Avenue, Suite 2205
--------------------------------------------------------------------------------
                                    (Street)

     New York                        NY                       10152
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     11/27/2001
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Key3Media Group, Inc. ("KME")
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [_]  Form Filed by More than One Reporting Person

================================================================================
             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share       5,092,593                 I                       (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)
                                                                 SEC 1473 (3-99)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase
shares of Common Stock   (2)        (3)             Common Stock           10,000         $8.00             (I)            (1)
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase
shares of Common Stock   (4)        (5)             Common Stock            3,333         $11.375           (I)            (1)
------------------------------------------------------------------------------------------------------------------------------------
Series A 5.5%
Convertible Redeemable
Preferred Stock, par
value $0.01 per share    (6)        (7)             Common Stock           (8)            $5.55             (I)            (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) The Reporting Person is the majority stockholder of Invemed Securities, Inc., one of the managing members of Invemed Catalyst GenPar, LLC, the general partner of Invemed Catalyst Fund, L.P., and may be deemed to own the securities held by such person. The Reporting Person disclaims beneficial ownership of such securities in excess of its direct or indirect interest in the profits or capital accounts of Invemed Securities, Inc. and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of these securities in excess of such amount.

The Reporting Person may be deemed a member of a Section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock. However, the Reporting Person disclaims such group membership, and this report shall not be deemed an admission that the reporting person is a member of a Section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock for purposes of
Section 16 or for any other purpose.


     /s/ Kenneth G. Langone                                 November 29, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        Name:  Kenneth G. Langone

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

(2) Option to purchase 10,000 shares of Common Stock have vested on October 21, 2001, option to purchase 10,000 shares of Common Stock will vest on October 21, 2002, option to purchase 10,000 shares of Common Stock will vest on October 21, 2003.

(3) The options will expire in accordance with the terms of Key3Media Group, Inc.'s Stock Option and Incentive Plan.

(4) Option to purchase 3,333 shares of Common Stock have vested on November 21, 2001, option to purchase 3,333 shares of Common Stock will vest on November 21, 2002, option to purchase 3,334 shares of Common Stock will vest on November 21, 2003.

(5) The options will expire in accordance with the terms of Key3Media Group, Inc.'s Stock Option and Incentive Plan.

(6) The shares of Series A 5.5% Convertible Redeemable Preferred Stock will become convertible into shares of common stock upon approval by the Issuer's stockholders of the sale of one million shares of Series A 5.5% Convertible Redeemable Preferred Stock to Invemed Catalyst Fund, L.P. in accordance with Rule 312.03 of the New York State Exchange Listed Company Manual.

(7)      Automatic conversion on November 27, 2011.

(8) One share of Series A 5.5% Convertible Redeemable Preferred Stock is convertible into a number of common stock of the Issuer equal to the ratio the numerator of which is the liquidation preference and the denominator of which is the conversion price. The liquidation preference is originally $25 but accrues over time by the amount of unpaid dividends. Absent the requirement of a stockholders approval set forth in footnote (2) hereof, as of November 27, 2001, one million shares of Series A 5.5% Convertible Redeemable Preferred Stock would be convertible into 4,504,505 shares of common stock of the Issuer.